January 4, 2005


Via Fax & U.S. Mail

Mr. Frank A. Cappello
SIFCO Industries, Inc.
Chief Financial Officer
970 East 64th Street
Cleveland, OH  44103

Re:	SIFCO Industries, Inc.
	File No.  1-5978
 	September 30, 2004 Form 10-K

Dear Mr. Cappello:

      We have reviewed your September 30, 2004 Form 10-K and have the following comments. We have limited our review to the financial statements and related disclosures within your Form 10-K. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings.

      Where we have asked you to provide us with supplemental information, please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business
Turbine Services and Repair Group, page 2

1. We note that you are required to obtain licenses that certify your ability to repair specific turbine engine components. In future filings, disclose any trends regarding your ability to procure both
OEM and FAA approvals, e.g., whether there has been a decrease in the number of approvals you have procured, and the resulting short-and long-term impact on your business.

Management`s Discussion and Analysis
Critical Accounting Policies and Estimates, page 17

2. We note that the company believes that its critical accounting policies include estimating the amounts for your receivable and inventory allowances. In future filings, please expand your "Summary of Significant Accounting Policies" financial statement footnote to include your policy for these reserve amounts. In this regard, expand Schedule II - Valuation and Qualifying Accounts to include all of your reserve accounts, e.g., obsolete and excess inventory, LIFO reserve, workers` compensation, and any other reserves. Refer to Rule 5-04 of Regulation S-X, and the schedule information prescribed by Rule 12-09 of Regulation S-X. Please also supplementally provide this information to us at this time. Specifically address whether you provide any warranties, and, if so, the related accounting policy for your warranty obligations. We may have additional comments after reviewing your response.

Financial Statements
Note 5.  Long-Term Debt, page 31

3. We note that your revolving credit agreement contains a material adverse change clause that allows the lender to require the loan to become due if the lender determines that there has been a material adverse change in your operations, business, etc. Supplementally tell us, and in future filings disclose, whether a loan has become due as a result of a material adverse change.

      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Nancy Bonham at (202) 942-1854, or James E.
Campbell, Review Accountant, at (202) 942-1914 if you have questions regarding the above comments. Please call me at (202) 942-1907 with any other questions.

      Sincerely,



      Michael Fay
      Branch Chief



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Mr. Cappello
SIFCO Industries, Inc.
Page 3